Exhibit 12.2

INTERSTATE POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES   AND PREFERRED DIVIDEND REQUIREMENTS

	Three Months
	Ended March 31,			Years Ended Dec. 31,

	2007	2006	2006	2005	2004	2003	2002

	(dollars in millions)
EARNINGS:
Net income	$26.8	$37.0	$172.4	$165.1	$125.7	$100.7	$90.9
Income taxes	15.3	9.9	69.4	80.8	61.7	71.3	62.3

Income before income taxes	42.1	46.9	241.8	245.9	187.4	172.0	153.2

Fixed charges as defined	16.7	18.0	73.3	72.5	72.3	69.4	68.1

Total earnings as defined	$58.8	$64.9	$315.1	$318.4	$259.7	$241.4	$221.3

FIXED CHARGES:
Interest expense	$16.3	$17.5	$71.8	$67.7	$67.9	$65.4	$63.7
Estimated interest component of rent expense	0.4	0.5	1.5	4.8	4.4	4.0	4.4

Total fixed charges as defined	$16.7	$18.0	$73.3	$72.5	$72.3	$69.4	$68.1

Ratio of Earnings to Fixed Charges	3.52	3.61	4.30	4.39	3.59	3.48	3.25

Preferred dividend requirements (pre-tax basis) (a)	$6.1	$4.9	$21.6	$22.9	$23.0	$23.2	$4.9

Fixed charges and preferred dividend requirements	$22.8	$22.9	$94.9	$95.4	$95.3	$92.6	$73.0

Ratio of Earnings to Combined Fixed Charges and
Preferred Dividend Requirements	2.58	2.83	3.32	3.34	2.73	2.61	3.03

(a) Preferred dividend requirements (pre-tax basis) are computed by dividing the preferred dividend requirements by one hundred percent minus the respective year-to-date effective income tax rate.